Filed pursuant to Rule 433
Registration No. 333-255605
June 7, 2022
PRICING TERM SHEET

Issuer:	AEP Transmission Company, LLC
Expected Ratings*:	A2 (stable) by Moody’s Investors Service, Inc. A- (stable) by S&P Global Ratings, a division of S&P Global Inc. A (stable) by Fitch Ratings, Inc.
Designation:	Senior Notes, Series O, due 2052
Principal Amount:	$550,000,000
Maturity Date:	June 15, 2052
Coupon:	4.50%
Interest Payment Dates:	June 15 and December 15
First Interest Payment Date:	December 15, 2022
Treasury Benchmark:	2.250% due February 15, 2052
Treasury Yield:	3.139%
Reoffer Spread:	T+140 basis points
Yield to Maturity:	4.539%
Price to Public:	99.363% of the principal amount thereof
Transaction Date:	June 7, 2022
Settlement Date:	June 9, 2022 (T+2)
Redemption Terms: Make-whole call:	Prior to December 15, 2051 at a discount rate of the Treasury Rate plus 25 basis points
Par call:	On or after December 15, 2051 at par
Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	00115A AP4 / US00115AAP49
Joint Book-Running Managers:	J.P. Morgan Securities LLC KeyBanc Capital Markets Inc. Scotia Capital (USA) Inc. Truist Securities, Inc. U.S. Bancorp Investments, Inc.
Co-Managers:	Fifth Third Securities, Inc. Huntington Securities, Inc. Drexel Hamilton, LLC Loop Capital Markets LLC
*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities collect at (212) 834-4533, KeyBanc Capital Markets Inc. toll-free at (866) 227-6479, Scotia Capital (USA) Inc. toll-free at (800) 372-3930, Truist Securities, Inc. toll-free at (800) 685-4786 or U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607.